Skadden, Arps, Slate, Meagher & Flom llp
DIRECT DIAL
212-735-2262
EMAIL ADDRESS
Rose.Park@SKADDEN.COM
VIA EDGAR
Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
FOUR TIMES SQUARE
NEW YORK 10036-6522

(212) 735-3000
Fax: (212) 735-2000
http://www.skadden.com
June 9, 2011
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RE:	The Gabelli Global Gold, Natural Resources & Income Trust (File Nos. 333-170691; 811-21698)
Dear Ms. Hatch:
          Electronically transmitted herewith for filing on behalf of The Gabelli Global Gold, Natural Resources & Income Trust (the “Fund”) is the Fund’s Post-Effective Amendment No. 3 to its Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, and the Investment Company Act of 1940.
          The Fund has authorized us to make the following responses to the comments provided to me via telephone on June 1, 2011. Each comment is set forth below in bold font and the Fund’s response follows.
1. In the “Summary of Fund Expenses” section, please clarify and confirm the basis for the data provided. The disparity between the data provided in the “Financial Highlights” section and the data provided in the “Summary of Fund Expenses” section is a marked one, even if the latter includes estimates for a potential offering. Please confirm that actual expense ratios are being used as the basis for the data provided in the “Summary of Fund Expenses” section.
     All data used for the “Financial Highlights” section is based on the average net assets for the year ending December 31, 2010. The average net assets for The Gabelli Global Gold, Natural Resources & Income Trust (the “Fund”) as of

June 9, 2011

December 31, 2010 including preferred was $812,833,444. The average net assets for the Fund as of December 31, 2010, excluding preferred was $713,941,269.
     The data provided in the “Summary of Fund Expenses” section is based on the ending assets of $1,108,583,110 as of February 2, 2011 plus an additional $750 million ($650 common and $100 million preferred) which is the estimate for the potential offering. The total net assets used within the “Summary of Fund Expenses “ is $1,858,583,110. The net assets are broken down $1,659,690,935 common and $198,892,175 preferred.
     The expenses used in the “Summary of Fund Expenses” are based on the actual expenses reported in the Fund’s December 31, 2010 Annual Report and have been adjusted to include the additional expense estimates based on the potential offering. It should be noted that additional assets raised in “at the market” offerings significantly increased (by approximately $445 million) the total net assets used in the “Summary of Fund Expenses” versus the average net assets used in the Financial Highlights.
     In addition, “Dividends on Preferred Shares” which is included in the “Summary of Fund Expenses” is not an item listed within the Financial Highlights. The Fund believes that the foregoing differences effectively account for the differences in certain figures in the two tables noted by the staff.
2. The Registration Statement covers common shares and preferred shares. However, the form of prospectus supplement included in the Registration Statement covers only common shares. Please include a form of prospectus supplement in the Registration Statement for the preferred shares.
     A form of prospectus supplement relating to the preferred shares has been added to the Registration Statement.
3. In the Statement of Additional Information, please move the “Ownership of Shares in the Fund” section which currently appears on page 29, so that such section immediately follows the section captioned “Compensation Structure.”
     The “Ownership of Shares in the Fund” section has been moved accordingly.

June 9, 2011

     If you have any questions or comments or require any additional information in connection with the Registration Statement, please telephone me at (212) 735-2262 or Richard Prins at (212) 735-2790.

Sincerely,
/s/ Rose Park, Esq.